Commission File Number 001-31914

Exhibit 99.1

中國人壽保 險股份有 限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Nineteenth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The nineteenth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on September 9, 2019 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated September 4, 2019. All of the Company’s eleven directors attended the Meeting and casted their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The following resolution was reviewed and passed at the Meeting:

1.	The Proposal on Nominating the Candidate for the Directors of China Guangfa Bank Co., Ltd. and other Companies

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

September 9, 2019

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